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SEC Mail Processing Section NOV 29 2022 Washington DC

SEC FILE NUMBER
8-20392

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/21 (MM/DD/YY) AND ENDING 09/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: World First Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

19 Bangor Street
(No. and Street)

Staten Island,	NY	10314
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James DesLonde	(212) 584-4139	jdeslonde@worldfinancial.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

1999 Avenue of the Stars #1100	Century City	California	90067
(Address)	(City)	(State)	(Zip Code)

9/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, James DesLonde, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of World First Financial Services, Inc., as of September 30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SUZANNE ROBINSON
Notary Public - State of Florida
Commission # HH 262148
My Comm. Expires May 16, 2026

Signature:

Title: President

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WORLD FIRST FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

SEPTEMBER 30, 2022

WORLD FIRST FINANCIAL SERVICES, INC

SEPTEMBER 30, 2022

CONTENTS

WORLD FIRST FINANCIAL SERVICES, INC

SEPTEMBER 30, 2022

CONTENTS

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholders of World First Financial Services, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of World First Financial Services, Inc. (the "Company") as of September 30, 2022, the related statements of income, changes in stockholders' equity, cash flows, and changes in subordinated liabilities for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA

We have served as the Company's auditor since 2022.
Century City, California
November 28, 2022

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
September 30, 2022

ASSETS

Cash	$	403,422
Secured demand notes		500,000
Prepaid expense		37,675
Due from clearing broker		43,162
Related party receivable		100,000
Total Assets	$	1,084,259

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Due to clearing broker	$	-
Accounts payable and other accrued expenses		461,572
Total Liabilities		461,572
COMMITMENTS AND CONTINGENCIES:		
Subordinated borrowings		500,000
STOCKHOLDERS' EQUITY:		
Common stock - no par value; 1,000 shares authorized and issued, 990 outstanding		7,787
Additional paid-in capital		180,216
Accumulated deficit		(62,816)
		125,187
Less: Treasury stock 10 shares, at cost		(2,500)
Total Stockholders' Equity		122,687
Total Liabilities and Stockholders' Equity	$	1,084,259

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
Year ended September 30, 2022

REVENUE:		
Trading profit	$	243,819
Commissions		242,844
Interest, ancillary charges and other income		218,664
Total Revenue		705,327
OPERATING EXPENSES:		
Employee compensation and benefits		303,126
Floor brokerage, exchange and clearance fees		89,505
Interest and dividends		35,750
Professional fees		5,653
Occupancy and equipment rental		108,547
Other expenses		158,530
Total Expenses		701,111
INCOME BEFORE PROVISION FOR INCOME TAXES		4,216
PROVISION FOR INCOME TAXES		-
NET INCOME	$	4,216

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year ended September 30, 2022

	Total Equity	Common Shares	Common Stock	Paid in Capital	Accumulated Deficit	Treasury Stock
Balance, Beginning of year	$ 118,471	990	$ 7,787	$ 180,216	$ (67,032)	$ (2,500)
Net income	4,216	-	-	-	4,216	-
Balance, End of year	$ 122,687	990	$ 7,787	$ 180,216	$ (62,816)	$ (2,500)

The accompanying notes are an integral part of these financial statements.

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
Year ended September 30, 2022

CASH FLOWS PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES:		
Net income	$	4,216
Changes in operating assets and liabilities:		
Commission receivable		(43,162)
Securities owned		33,100
Related party receivable		(100,000)
Other assets		32,922
Prepaid expenses		(35,339)
Due to clearing agent		(33,100)
Accounts payable and other accrued expenses		(135,584)
Net cash provided (used) for operating activities		(276,947)
Cash flows from financing activities		-
Cash flows from investing activities		-
Net decrease in cash		(276,947)
CASH:		
Beginning of year		680,369
End of year	$	403,422
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:		
Cash paid for:		
Taxes	$	-
Interest	$	35,750

The accompanying notes are an integral part of these financial statements.

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year ended September 30, 2022

Subordinated borrowings - Beginning of year	$	500,000
Increase - Secured note collateral agreements		-
Decrease - Payment of subordinated notes		-
Subordinated borrowings - End of year	$	500,000

NOTE 1 - ORGANIZATION:

Organization:
World First Financial Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC), and the Municipal Securities Rulemaking Board (MSRB).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates:
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned:
As of closed of business September 30, 2022, the firm is not holding any securities positions. Securities transactions are normally recorded on the trade date, as if they settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Secured Demand Note Collateral:
Securities received as collateral consist primarily of municipal bonds which are pledged as assets to secure the Company's demand notes.

Leases:
As of the close of business September 30, 2022, the Company has no operating leases for office space subject to ASC 842.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Cash Held at Clearing Broker:
The cash balances held at the Clearing Broker are included in cash on the Statement of Financial Condition. As of September 30, 2022, the cash held at the clearing broker amounted to $383,765. Included in that cash balance held at the Clearing Broker is the clearing deposit of $253,786.

Fair Value Measurements:
Fair value measurements establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Receivable from Clearing Broker:
Security transactions are accounted for on the trade date (the date the order to buy or sell is executed) and the net realized gain or loss on the sale of securities is determined by the use of the first-in, first-out (FIFO) method.

The Company receives commission income from customers for agency/principal transactions. Commission income is recorded on a trade date basis when earned.

Interest and ancillary income are recorded when earned on a monthly basis. This revenue is based on the amount of assets under management at the third-party broker dealer (Wells Fargo Clearing LLC).

Income Taxes:
The Company accounts for its income taxes in accordance with ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements. The recording of the deferred tax items referred to above is conditioned upon the Company's judgement that realization is at least 50% probable.

The Company follows the Income Taxes Topic of the FASB Accounting Standards Codification, which provides clarification on accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. At September 30, 2022, no significant income tax uncertainties have been included in the Company's statement of financial condition. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the Statement of Income. No interest and penalties are present for periods open. The Company files Federal and state income returns. The statute of limitations for these jurisdictions if generally three to four years. The Company had no returns under examination as of September 30, 2022.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after September 30, 2022, through the date that the financial statements were available to be issued. The Company is not aware of any subsequent events, which would require recognition or disclosure in the financial statements.

NOTE 3 - FAIR VALUE OF SECURITIES:

The Company has categorized its investments based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

FAIR VALUE MEASUREMENTS
AS OF SEPTEMBER 30, 2022

	LEVEL 1	LEVEL 2	LEVEL 3	NETTING ADJ.	TOTAL
Securities	-	-	-	-	-

NOTE 4 - CLEARING BROKER:

The Company has entered into a Fully Disclosed Clearing Agreement with Wells Fargo Clearing, LLC (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities Exchange Commission Act.

The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin.

The Clearing Broker charges and other costs vary monthly. Clearing charges amounted to $82,588 for the year ended September 30, 2022.

At September 30, 2022, there was no amount due to the Clearing Broker. All amounts due to the Clearing Broker are collateralized by the cash and marketable securities owned by the Company and the receivable, if applicable, from the Clearing Broker.

NOTE 5 - PROVISION FOR INCOME TAXES

The Company is subject to New York State and New York City taxes as of September 30, 2022, the provision for income taxes consist of the following:

	CURRENT	DEFERRED	ALLOWANCE	TOTAL
Federal	$ -	$ 52,407	$ (52,407)	$ -
State	-	30,729	(30,729)	-
City	-	580	(580)	-
Total	$ -	$ 83,716	$ (83,716)	$ -

The Company has a net operating loss carry forward for $249,558 resulting in a deferred tax benefit of $52,407 to offset future Federal taxable income, expiring through September 30, 2028. The Company also has a net operating loss carry forward in the amount of $384,108 and $8,929 available to offset future State of New York and the City of New York taxable income, expiring through December 31, 2028. The resulting tax benefit amounted to $30,729 and $580 respectively for State and City income taxes. A 100% valuation allowance has been recorded due to the uncertainty of future operations and the limitation of usage as a result in the change of ownership.

The Company is required to file income tax returns in federal, state and city tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statutes of limitations is three years. Accordingly, the Company is no longer subject to examinations of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state and city purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of September 30, 2022, the IRS has not proposed any adjustment to the Company's tax position.

NOTE 6 - COMMITMENTS AND CONTINGENCIES:

The Company has no current contractual obligations as it pertains to rent.

As per the Company's minutes dated September, 30, 2022, the following was recorded:

The chairman presented to the board a request in lieu of the corporation closing its home office at 246 Fifth Avenue, NY, NY due to the corovirus pandemic and establishing a new home office at 19 Bangor Street, Staten Island and a sub office at 13419 Orino Street in Venice, FL to establish a monthly rental allocation of $2,000.00 and $1,000 per month respectively for rental services afforded the firm. Both offices have been registered with the firm's regulatory authority, FINRA, as offices of supervisory jurisdiction (OSJ); Staten Island, NY for the prior eight months and Venice, FL for the prior 12 months. Please note this reimbursement of office rent will not be billed nor be a recorded or accrued expense of the firm during the firm's fiscal year. This rental reimbursement will only occur at the end of any fiscal year if and only if the firm has a net profit margin equal to or greater than the expense. If the firm does not have sufficient profits to cover such expenses in any given year, the cost of the office rental reimbursement will be disallowed.

Fiscal year end: 2022 Office Expense Reimbursement – 19 Bangor St. NY $17,868 inclusive of utilities, telephone and insurance.

Fiscal year end: 2022 Office Expense Reimbursement – 13419 Orino St, FL $12,000.

The Company is engaged in various trading and brokerage activities in which counter-parties primary include broker dealers, banks and other financial institutions. In the event the counterparties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instruments. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At September 30, 2022, and at various times throughout the year, the Company maintained balances at financial institutions, which may exceed insured limits.

NOTE 7 - SECURED DEMAND NOTES AND SUBORDINATED BORROWINGS:

The Company has four secured demand notes and corresponding subordinated loan agreements. Two of the $125,000 secured demand notes and subordinated loan agreements with the President of the Company bear interest at 7% per annum and were due July 12, 2022 (debt loan with rollover provision for automatic one year extension) and August 11, 2022 (equity loan with rollover provision for automatic three-year extension), respectively. The Company authorized the continuation of the loans within the FINRA rollover provision, thus, automatically extending the loan maturities to July

12, 2023 and August 11, 2025. The remaining two secured demand notes and subordinated loan agreements, each for $125,000 are due to an indirect stockholder and director of the Company, which bear interest at 7% per annum and were due July 12, 2022 (debt loan with rollover provision for automatic one year extension) and August 11, 2022 (equity loan with rollover provision for automatic three-year extension), respectively. The Company authorized the continuation of the loans within the FINRA rollover provision thus, automatically extending the loan maturities to July 12, 2023 and August 11, 2025. These secured demand notes are collateralized by $151,114, $145,825, $148,359 and $149,717, respectively, in cash, sweeps and investment grade municipal bonds, which are valued at $146,365, $142,310, $147,307 and $146,427, respectively, net of haircuts at September 30, 2022.

Two of the aforementioned secured demand notes and subordinated borrowings are covered by equity agreements approved by FINRA and are available in computing net capital under SEC rules. The lenders irrevocably agree that the obligation of the Company under the agreements with the respect to payment of principal and interest are and shall be fully and irrevocably subordinated in right of payment and subject to prior payment or provision for payment in full of all valid claims of all other creditors of the Company whose claims are not similarly subordinated.

Interest accrued on the loans at September 30, 2022, is $8,750 and is included in accounts payable and accrued expenses. Interest expense amounted to $35,000 for the year ended September 30, 2022.

NOTE 8 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2022, the Company had net capital of $485,012 which was $385,012 in excess of its minimum dollar net capital requirement of $100,000 and an aggregate indebtedness to net capital ratio of .9517 to 1.

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities Exchange Act of 1934 due to the fact that it qualifies for, and complies with, the exemptive provision k(2)(ii) of Rule 15c3-3.

This provision exempts brokers or dealers, who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis, from having to furnish the "computation of reserve requirements".

As of September 30, 2022, the Company was in compliance with all minimum net capital requirements.

NOTE 9 - RELATED PARTIES:

At September 30, 2022, the Company had a relationship with a non-registered third party investment trading company. This investment trading company is an independent company that specifically proprietarily trades the U.S. Equity Markets on a for profit basis. They have no public customer accounts. The investment trading company provides research and trading ideas for the Company as well as authorized access to prominent third party broker dealers independent research.

At September 30, 2022, the Company owed this trading company $38,663 for services rendered, which is included in accounts payable and other accrued expenses on the Statement of Financial Condition.

The Company owes $100,000 to an officer as of September 30, 2022 which is included in accounts payable and other accrued expenses on the Statement of Financial Condition.

The Company is owed $100,000 from two non-registered firm employees associated with an officer of the Company as of September 30, 2022 which is included in related party receivable on the Statement of Financial Condition.

NOTE 1 - ORGANIZATION:

Organization:
World First Financial Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC), and the Municipal Securities Rulemaking Board (MSRB).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates:
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned:
As of closed of business September 30, 2022, the firm is not holding any securities positions. Securities transactions are normally recorded on the trade date, as if they settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Secured Demand Note Collateral:
Securities received as collateral consist primarily of municipal bonds which are pledged as assets to secure the Company's demand notes.

Leases:
As of the close of business September 30, 2022, the Company has no operating leases for office space subject to ASC 842.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Cash Held at Clearing Broker:
The cash balances held at the Clearing Broker are included in cash on the Statement of Financial Condition. As of September 30, 2022, the cash held at the clearing broker amounted to $383,765. Included in that cash balance held at the Clearing Broker is the clearing deposit of $253,786.

Fair Value Measurements:
Fair value measurements establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Receivable from Clearing Broker:
Security transactions are accounted for on the trade date (the date the order to buy or sell is executed) and the net realized gain or loss on the sale of securities is determined by the use of the first-in, first-out (FIFO) method.

The Company receives commission income from customers for agency/principal transactions. Commission income is recorded on a trade date basis when earned.

Interest and ancillary income are recorded when earned on a monthly basis. This revenue is based on the amount of assets under management at the third-party broker dealer (Wells Fargo Clearing LLC).

Income Taxes:
The Company accounts for its income taxes in accordance with ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements. The recording of the deferred tax items referred to above is conditioned upon the Company's judgement that realization is at least 50% probable.

The Company follows the Income Taxes Topic of the FASB Accounting Standards Codification, which provides clarification on accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. At September 30, 2022, no significant income tax uncertainties have been included in the Company's statement of financial condition. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the Statement of Income. No interest and penalties are present for periods open. The Company files Federal and state income returns. The statute of limitations for these jurisdictions if generally three to four years. The Company had no returns under examination as of September 30, 2022.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after September 30, 2022, through the date that the financial statements were available to be issued. The Company is not aware of any subsequent events, which would require recognition or disclosure in the financial statements.

NOTE 3 - FAIR VALUE OF SECURITIES:

The Company has categorized its investments based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

FAIR VALUE MEASUREMENTS
AS OF SEPTEMBER 30, 2022

	LEVEL 1	LEVEL 2	LEVEL 3	NETTING ADJ.	TOTAL
Securities					
	-	-	-	-	-

NOTE 4 - CLEARING BROKER:

The Company has entered into a Fully Disclosed Clearing Agreement with Wells Fargo Clearing, LLC (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities Exchange Commission Act.

The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin.

The Clearing Broker charges and other costs vary monthly. Clearing charges amounted to $82,588 for the year ended September 30, 2022.

At September 30, 2022, there was no amount due to the Clearing Broker. All amounts due to the Clearing Broker are collateralized by the cash and marketable securities owned by the Company and the receivable, if applicable, from the Clearing Broker.

NOTE 5 - PROVISION FOR INCOME TAXES

The Company is subject to New York State and New York City taxes as of September 30, 2022, the provision for income taxes consist of the following:

	CURRENT	DEFERRED	ALLOWANCE	TOTAL
Federal	$ -	$ 52,407	$ (52,407)	$ -
State	-	30,729	(30,729)	-
City	-	580	(580)	-
Total	$ -	$ 83,716	$ (83,716)	$ -
FRTG				

The Company has a net operating loss carry forward for $249,558 resulting in a deferred tax benefit of $52,407 to offset future Federal taxable income, expiring through September 30, 2028. The Company also has a net operating loss carry forward in the amount of $384,108 and $8,929 available to offset future State of New York and the City of New York taxable income, expiring through December 31, 2028. The resulting tax benefit amounted to $30,729 and $580 respectively for State and City income taxes. A 100% valuation allowance has been recorded due to the uncertainty of future operations and the limitation of usage as a result in the change of ownership.

The Company is required to file income tax returns in federal, state and city tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statutes of limitations is three years. Accordingly, the Company is no longer subject to examinations of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state and city purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of September 30, 2022, the IRS has not proposed any adjustment to the Company's tax position.

NOTE 6 - COMMITMENTS AND CONTINGENCIES:

The Company has no current contractual obligations as it pertains to rent.

As per the Company's minutes dated September, 30, 2022, the following was recorded:

The chairman presented to the board a request in lieu of the corporation closing its home office at 246 Fifth Avenue, NY, NY due to the corovirus pandemic and establishing a new home office at 19 Bangor Street, Staten Island and a sub office at 13419 Orino Street in Venice, FL to establish a monthly rental allocation of $2,000.00 and $1,000 per month respectively for rental services afforded the firm. Both offices have been registered with the firm's regulatory authority, FINRA, as offices of supervisory jurisdiction (OSJ); Staten Island, NY for the prior eight months and Venice, FL for the prior 12 months. Please note this reimbursement of office rent will not be billed nor be a recorded or accrued expense of the firm during the firm's fiscal year. This rental reimbursement will only occur at the end of any fiscal year if and only if the firm has a net profit margin equal to or greater than the expense. If the firm does not have sufficient profits to cover such expenses in any given year, the cost of the office rental reimbursement will be disallowed.

Fiscal year end: 2022 Office Expense Reimbursement – 19 Bangor St. NY $17,868 inclusive of utilities, telephone and insurance.

Fiscal year end: 2022 Office Expense Reimbursement – 13419 Orino St, FL $12,000.

The Company is engaged in various trading and brokerage activities in which counter-parties primary include broker dealers, banks and other financial institutions. In the event the counterparties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instruments. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At September 30, 2022, and at various times throughout the year, the Company maintained balances at financial institutions, which may exceed insured limits.

NOTE 7 - SECURED DEMAND NOTES AND SUBORDINATED BORROWINGS:

The Company has four secured demand notes and corresponding subordinated loan agreements. Two of the $125,000 secured demand notes and subordinated loan agreements with the President of the Company bear interest at 7% per annum and were due July 12, 2022 (debt loan with rollover provision for automatic one year extension) and August 11, 2022 (equity loan with rollover provision for automatic three-year extension), respectively. The Company authorized the continuation of the loans within the FINRA rollover provision, thus, automatically extending the loan maturities to July

12, 2023 and August 11, 2025. The remaining two secured demand notes and subordinated loan agreements, each for $125,000 are due to an indirect stockholder and director of the Company, which bear interest at 7% per annum and were due July 12, 2022 (debt loan with rollover provision for automatic one year extension) and August 11, 2022 (equity loan with rollover provision for automatic three-year extension), respectively. The Company authorized the continuation of the loans within the FINRA rollover provision thus, automatically extending the loan maturities to July 12, 2023 and August 11, 2025. These secured demand notes are collateralized by $151,114, $145,825, $148,359 and $149,717, respectively, in cash, sweeps and investment grade municipal bonds, which are valued at $146,365, $142,310, $147,307 and $146,427, respectively, net of haircuts at September 30, 2022.

Two of the aforementioned secured demand notes and subordinated borrowings are covered by equity agreements approved by FINRA and are available in computing net capital under SEC rules. The lenders irrevocably agree that the obligation of the Company under the agreements with the respect to payment of principal and interest are and shall be fully and irrevocably subordinated in right of payment and subject to prior payment or provision for payment in full of all valid claims of all other creditors of the Company whose claims are not similarly subordinated.

Interest accrued on the loans at September 30, 2022, is $8,750 and is included in accounts payable and accrued expenses. Interest expense amounted to $35,000 for the year ended September 30, 2022.

NOTE 8 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2022, the Company had net capital of $485,012 which was $385,012 in excess of its minimum dollar net capital requirement of $100,000 and an aggregate indebtedness to net capital ratio of .9517 to 1.

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities Exchange Act of 1934 due to the fact that it qualifies for, and complies with, the exemptive provision k(2)(ii) of Rule 15c3-3.

This provision exempts brokers or dealers, who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis, from having to furnish the "computation of reserve requirements".

As of September 30, 2022, the Company was in compliance with all minimum net capital requirements.

NOTE 9 - RELATED PARTIES:

At September 30, 2022, the Company had a relationship with a non-registered third party investment trading company. This investment trading company is an independent company that specifically proprietarily trades the U.S. Equity Markets on a for profit basis. They have no public customer accounts. The investment trading company provides research and trading ideas for the Company as well as authorized access to prominent third party broker dealers independent research.

At September 30, 2022, the Company owed this trading company $38,663 for services rendered, which is included in accounts payable and other accrued expenses on the Statement of Financial Condition.

The Company owes $100,000 to an officer as of September 30, 2022 which is included in accounts payable and other accrued expenses on the Statement of Financial Condition.

The Company is owed $100,000 from two non-registered firm employees associated with an officer of the Company as of September 30, 2022 which is included in related party receivable on the Statement of Financial Condition.

WORLD FIRST FINANCIAL SERVICES, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES & EXCHANGE COMMISSION SEPTEMBER 30, 2022

NET CAPITAL:	
Total Stockholders' Equity qualified for net capital	$122,687
Additions:	
Subordinated borrowing allowable in computation of net capital	$500,000
Total Capital and allowable subordinated liabilities	$622,687
Deductions and charges:	
Non-allowable assets	($137,675)
Net Capital Before Haircuts on Securities Position	$485,012
Haircuts on securities:	
Haircuts on securities owned	-
Undue concentration haircut	-
NET CAPITAL	$485,012
AGGREGATE INDEBTEDNESS:	
Items included in statements of financial condition:	
Accounts payable, other accrued expenses, deferred taxes	$461,572
TOTAL AGGREGATE INDEBTEDNESS	$461,572
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Net capital requirment	$100,000
Excess net capital	$385,012
Ratio: aggregate indebtedness to net capital	.9517 to 1

Note: There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-14A-5 Part IIA dated September 30, 2022.

WORLD FIRST FINANCIAL SERVICES, INC.
FOR THE YEAR ENDED SEPTEMBER 30, 2022

Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control requirements for Brokers and Dealers Pursuant to SEA Rule 15c3-3

The Computation for Determination of the Reserve Requirements and the Information Relating to Possession or Control Requirements for Brokers and Dealers is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

World First Financial Services, Inc.

19 Bangor Street, Staten Island, NY 10314

Assertions Regarding Exemption Provisions

We, as members of management of World First Financial Services, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

The Company met the identified exemption provision without exception throughout the fiscal year ended September 30, 2022.

World First Financial Services, Inc.

By:

(James Des Londe, President)

212-584-4139 (t) 646-380-8891 (f)
info@worldfinancial.net
Member FINRA MSRB SIPC

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholders of World First Financial Services, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) World First Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which World First Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) World First Financial Services, Inc. stated that World First Financial Services, Inc. met the identified exemption provisions throughout the year ended September 30, 2022 without exception. World First Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about World First Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DCPA

DCPA

Century City, California
November 28, 2022

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

November 28, 2022

To the Directors and Equity Owners of
World First Financial Services, Inc.
Staten Island, NY

We have audited the financial statements of World First Financial Services, Inc. (The Company) as of and for the year ended September 30, 2022, and have issued our report thereon dated November 28, 2022. Professional standards require that we advise you of the following matters relating to our audit.

Our Responsibility in Relation to the Financial Statement Audit
As we previously communicated to you in our engagement letter, our responsibility, as described by professional standards, is to form and express an opinion about whether the financial statements that have been prepared by management with your oversight are presented fairly, in all material respects, in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America. Our audit of the financial statements does not relieve you or management of its respective responsibilities.

Our responsibility, as prescribed by professional standards, is to plan and perform our audit to obtain reasonable, rather than absolute, assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, as part of our audit, we considered the internal control of the Company solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

We are also responsible for communicating significant matters related to the audit that are, in our professional judgment, relevant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures for the purpose of identifying other matters to communicate to you.

Planned Scope and Timing of the Audit
We conducted our audit consistent with the planned scope and timing we previously communicated to you.

Compliance with All Ethics Requirements Regarding Independence
The engagement team, others in our firm, as appropriate, and our firm, have complied with all relevant ethical requirements regarding independence.

Significant and Critical Accounting Policies and Practices
Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting

policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during the year. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by World First Financial Services, Inc. are included in Note 1 to the financial statements.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. There were no critical accounting estimates affecting the financial statements that were necessary to disclose.

Significant Unusual Transactions

For purposes of this letter, professional standards define significant unusual transactions as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Internal Control Issues

During the course of our audit work we encountered no significant control deficiencies in your system of internal control

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted that the Company did have transactions with related parties. Details of those transactions are included in the footnotes to the financial statements.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. During the course of the audit we encountered no instances of inappropriate accounting policies or practices and no indication of any bias in management's judgments about the amounts and disclosures in the financial statements.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. If applicable, we have included in the reporting package that accompanies this letter, a schedule summarizing the uncorrected misstatements that we presented to management and the corrected misstatements, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures. In our judgment, none of the misstatements that management has corrected, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Identified or Suspected Fraud

We received no communication or obtained information that indicates fraud may have occurred.

Exceptions to Exemption Provisions

In connection with our review of the Company's exemption report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Representations Requested from Management

We have requested and received certain written representations from management as of the audit report date.

Management's Consultations with Other Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters. Management informed us that, and to our knowledge, there were no consultations with other accountants regarding auditing and accounting matters.

Other Significant Matters, Findings or Issues

Our responsibility also includes communication to you other findings or issues, if any, arising from the audit that are, in our professional judgment, significant and relevant to those charged with

governance regarding their oversight of the financial reporting process, including matters identified with respect to related party entities. We have no other matters, findings or issues to communicate.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, Auditing Supplemental Information Accompanying Audited Financial Statements. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This communication is intended solely for the use of the Board of Directors and/or management of World First Financial Services, Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Sincerely,

DCPA

World First Financial Services, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended September 30, 2022

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Stockholders of World First Financial Services, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by World First Financial Services, Inc. and the SIPC, solely to assist you and SIPC in evaluating World First Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2022. World First Financial Services, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on World First Financial Services, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of World First Financial Services, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DCPA

Century City, California
November 28, 2022

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

SIPC-7 (36-REV 12/18)

General Assessment Reconciliation

For the fiscal year ended 09/30/2022

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20392 FINRA SEP
World First Financial Services Inc.
19 Bangor Street
Staten Island NY 10314

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

James DesLonde 212-584-4139

2. A. General Assessment (item 2e from page 2) $932

B. Less payment made with SIPC-6 filed (**exclude interest**) (406)
05/09/2022
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 526

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $526

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐ $526
Total (must be same as F above)

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

none

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

World First Financial Services Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President-CEO
(Title)

Dated the 15th day of October, 2022.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/01/2022
and ending 09/30/2022

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $705327

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — 0

(2) Net loss from principal transactions in securities in trading accounts. — 0

(3) Net loss from principal transactions in commodities in trading accounts. — 0

(4) Interest and dividend expense deducted in determining item 2a. — 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. — 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — 0

(7) Net loss from securities in investment accounts. — 0

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 0

(2) Revenues from commodity transactions. — 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 82588

(4) Reimbursements for postage in connection with proxy solicitation. — 0

(5) Net gain from securities in investment accounts. — 0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — 0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — 0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — 0

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $1390

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $0

Enter the greater of line (i) or (ii) — 1390

Total deductions — 83978

2d. SIPC Net Operating Revenues — $621349

2e. General Assessment @ .0015 — $932

(to page 1, line 2.A.)